                                _____ _____ 2002









                          ROYAL CARIBBEAN CRUISES LTD.


                          [ROYAL CARIBBEAN SVC] LIMITED


                            P&O PRINCESS CRUISES PLC


                           [P&O PRINCESS SVC] LIMITED


                   THE LAW DEBENTURE TRUST CORPORATION P.L.C.








                     ======================================

                             SVC SPECIAL VOTING DEED

                     ======================================


                     [FRESHFIELDS BRUCKHAUS DERINGER LOGO]

                                    CONTENTS


CLAUSE                                                                                             PAGE
1.    DEFINITIONS AND INTERPRETATION.............................................................    1

2.    NOTIFICATION OF VOTES CAST ON JOINT ELECTORATE ACTIONS AT A PARALLEL SHAREHOLDER
      MEETING AND CALCULATION OF SPECIFIED NUMBER................................................    7

3.    NOTIFICATION OF OUTCOME ON VOTE ON CLASS RIGHTS ACTIONS....................................    8

4.    ATTENDANCE AT MEETINGS AND VOTING..........................................................    8

5.    DEALINGS...................................................................................   11

6.    OBLIGATIONS SUBJECT TO APPLICABLE REGULATIONS..............................................   11

7.    DEFAULT BY ROYAL CARIBBEAN OR P&O Princess.................................................   12

8.    SUPPLY OF INFORMATION; CONFIDENTIALITY.....................................................   12

9.    REMUNERATION AND EXPENSES OF SVCS..........................................................   12

10.   POWER OF SVCS..............................................................................   14

11.   INDEMNITIES................................................................................   15

12.   SVCS' ACTIVITIES...........................................................................   16

13.   MEMBERS AND DIRECTORS OF SVCS..............................................................   16

14.   AMENDMENTS TO THIS DEED....................................................................   17

15.   DAMAGES NOT ADEQUATE REMEDY................................................................   17

16.   TERMINATION................................................................................   17

17.   GENERAL....................................................................................   19

THIS SVC SPECIAL VOTING DEED is dated _____ _____ 2002

BETWEEN

(1) ROYAL CARIBBEAN CRUISES LTD., a Liberian corporation, having its principal place of business at 1050 Caribbean Way, Miami, Florida 33132 (ROYAL CARIBBEAN);

(2)      [      ] SVC LIMITED, a company incorporated in England and Wales
         (Registered No [ ]), having its registered office at Fifth floor, 100 Wood Street, London EC2V 7EX (ROYAL CARIBBEAN SVC);

(3) P&O PRINCESS CRUISES PLC, a company incorporated in England and Wales (Registered No 4039524) and having its registered office at 77 New Oxford Street, London, WC1A 1PP (P&O PRINCESS);

(4)      [      ] SVC LIMITED, a company incorporated in England and Wales
         (Registered No [ ]) and having its registered office at Fifth floor, 100 Wood Street, London EC2V 7EX (P&O PRINCESS SVC); and

(5) THE LAW DEBENTURE TRUST CORPORATION P.L.C., a company incorporated in England and Wales (Registered No 1675231), having its registered office at Fifth Floor, 100 Wood Street, London, EC2V 7EX, England (LAW DEBENTURE).

RECITALS

(A) Royal Caribbean and P&O Princess entered into the Implementation Agreement pursuant to which Royal Caribbean and P&O Princess have agreed to do certain acts and things to implement the DLC Structure.

(B) Royal Caribbean SVC and P&O Princess SVC have agreed to carry out certain functions in accordance with the provisions of this Deed in connection with their ownership of the Royal Caribbean Special Voting Share and the P&O Princess Special Voting Share, respectively.

(C) Law Debenture is the legal and beneficial owner of all the shares in Royal Caribbean SVC and P&O Princess SVC.

IT IS AGREED on and from Completion as follows.

1.       DEFINITIONS AND INTERPRETATION

1.1      DEFINITIONS

The following definitions apply unless otherwise specified in this Deed:

APPLICABLE REGULATIONS has the same meaning as in the Equalisation Agreement;

BOARD OF P&O PRINCESS means the board of directors of P&O Princess (or a duly appointed committee of that board) from time to time;

BOARD OF ROYAL CARIBBEAN means the board of directors of Royal Caribbean (or a duly appointed committee of that board) from time to time;

BOARDS OF ROYAL CARIBBEAN AND P&O PRINCESS means the Board of Royal Caribbean and the Board of P&O Princess;

BUSINESS DAY means any day other than a Saturday, Sunday or day on which banking institutions in the cities of both New York or London are authorised or obligated by law or executive order to close in the United States or England (or on which banking institutions are open solely for trading in euros);

CAST means, separately, the number of votes recorded (i) in favour; (ii) against; and (iii) formally abstained in accordance with the terms of the P&O Princess Articles or the Royal Caribbean Constitution (as applicable) by holders of Royal Caribbean Common Stock (and of any other stock in Royal Caribbean (other than the Royal Caribbean Special Voting Share) that from time to time are entitled to vote on the relevant resolution) or P&O Princess Ordinary Shares (and of any other shares in P&O Princess (other than the P&O Princess Special Voting Share) that from time to time are entitled to vote on the relevant resolution), as the context requires

CLASS RIGHTS ACTION has the same meaning as in the Equalisation Agreement;

COMPANIES ACT means the UK Companies Act 1985;

COMPLETION means the time at which the steps set out in Section 2.2 of the Implementation Agreement have been completed;

DEAL in relation to a share or an interest in a share or the rights attaching to a share, means transfer, assign (by operation of law or otherwise), convey, create an Encumbrance over or otherwise deal (or agree to do any of those things) with such share or interest or rights in any way whatsoever and DEALING shall be construed accordingly;

DLC STRUCTURE means the dual listed companies combination between Royal Caribbean and P&O Princess whereby, amongst other things, Royal Caribbean and P&O Princess have a unified management structure and the businesses of both the Royal Caribbean Group and the P&O Princess Group are managed on a unified basis in accordance with the provisions of the Equalisation Agreement;

ENCUMBRANCE means an interest or power:

(a) reserved in or over any interest in any asset (including shares) including any retention of title; or

(b) created or otherwise arising in or over any interest in any asset (including shares) under a bill of sale, mortgage, charge, lien, pledge, trust or power, by way of security for the payment of debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created;

EQUALISATION AGREEMENT means the Equalisation and Governance Agreement entered into between Royal Caribbean and P&O Princess on the same date as this Deed;

EQUALISATION FRACTION has the same meaning as in the Equalisation Agreement;

EQUIVALENT RESOLUTION means a resolution of either Royal Caribbean or P&O Princess, as applicable, certified in accordance with this Deed by a duly authorised officer of Royal Caribbean or a duly authorised officer of P&O Princess (as applicable) as equivalent in nature and effect to a resolution of the other company. (For example, a resolution to appoint an individual as a director of Royal Caribbean or to appoint the auditors of Royal Caribbean would, if a resolution considering such matters in relation to P&O Princess were put to a meeting of P&O Princess' shareholders, be the equivalent resolution (provided that a duly authorised officer of Royal Caribbean and a duly authorised officer of P&O give the certification described above) to a resolution to appoint the same individual as a director of P&O Princess or to appoint the auditors of P&O Princess, and vice versa. In addition, if a resolution was proposed by one of the companies (the PROPOSING COMPANY) that did not need to be proposed by the other company (the OTHER COMPANY), (eg a resolution for the approval of the disapplication of pre-emption rights if under Applicable Regulations this needs to be approved by P&O Princess' shareholders, but not by Royal Caribbean's shareholders), then the Proposing Company would put that resolution to a meeting of its shareholders and the same or substantially the same resolution (provided that a duly authorised officer of Royal Caribbean and a duly authorised officer of P&O Princess give the certification described above) would also be put to a meeting of the Other Company's shareholders, to enable both sets of shareholders to vote on that resolution);

GOVERNMENTAL AGENCY has the same meaning as in the Equalisation Agreement;

IMPLEMENTATION AGREEMENT means the Implementation Agreement, dated as of 19 November 2001 between Royal Caribbean and P&O Princess;

JOINT ELECTORATE ACTION has the same meaning as in the Equalisation Agreement;

LONDON STOCK EXCHANGE means London Stock Exchange plc;

NYSE means the New York Stock Exchange, Inc.;

OSLO STOCK EXCHANGE means The Oslo Bors;

PARALLEL SHAREHOLDER MEETING means, in relation to Royal Caribbean or P&O Princess, any meeting of the shareholders of that company which is:

(a) nearest in time to, or is actually contemporaneous with, the meeting of the shareholders of the other company and at which some or some or all of the same resolutions or some or all of the Equivalent Resolutions are to be considered; or

(b) designated by the Board of Royal Caribbean or the Board of P&O Princess, as the case may be, as the parallel meeting of shareholders of a particular meeting of shareholders of the other company.

P&O PRINCESS ARTICLES means the Articles of Association of P&O Princess which will be in effect as immediately following Completion as amended from time to time;

P&O PRINCESS GROUP has the same meaning as in the Equalisation Agreement;

P&O PRINCESS ADR means an American Depositary Receipt of P&O Princess, each of which represents four P&O Princess Ordinary Shares, which are listed on the NYSE;

P&O PRINCESS ORDINARY SHARES means the issued ordinary shares of US $1.732 in P&O Princess from time to time (including the underlying ordinary shares to each P&O Princess ADR) as the same may be subdivided or consolidated from time to time and any ordinary shares into which such class of shares may be reclassified, converted or otherwise changed;

P&O PRINCESS SPECIAL VOTING SHARE means the special voting share of L1 in P&O Princess;

P&O PRINCESS SPECIFIED NUMBERS means, in relation to a resolution to consider a Joint Electorate Action at a meeting of Royal Caribbean shareholders (i) the number of votes Cast in favour of the Equivalent Resolution of P&O Princess at the Parallel Shareholder Meeting of P&O Princess shareholders multiplied by the Equalisation Fraction in effect at the time such meeting of Royal Caribbean shareholders is held, rounded up to the nearest whole number; (ii) the number of votes Cast against the Equivalent Resolution of P&O Princess at the Parallel Shareholder Meeting of P&O Princess shareholders multiplied by the Equalisation Fraction in effect at the time such meeting of Royal Caribbean shareholders is held, rounded up to the nearest whole number; and (iii) the number of votes Cast as formal abstentions in relation to the Equivalent Resolution of P&O Princess at the Parallel Shareholder Meeting of P&O Princess shareholders multiplied by the Equalisation Fraction in effect at the time such meeting of Royal Caribbean shareholders is held, rounded up to the nearest whole number.

P&O PRINCESS SVC CONSTITUTION means the Memorandum and Articles of Association of P&O Princess SVC;

ROYAL CARIBBEAN COMMON STOCK means the issued and outstanding common stock, par value $0.01 per share, of Royal Caribbean from time to time, as the same may be subdivided or consolidated from time to time and any capital stock into which such common stock may be reclassified, converted or otherwise changed;

ROYAL CARIBBEAN CONSTITUTION means the Articles of Incorporation and the By-Laws of Royal Caribbean which will be in effect immediately following Completion, as amended from time to time;

ROYAL CARIBBEAN GROUP has the same meaning as in the Equalisation Agreement;

ROYAL CARIBBEAN SPECIAL VOTING SHARE means the special voting share of US$0.01 in Royal Caribbean;

ROYAL CARIBBEAN SPECIFIED NUMBERS means, in relation to a resolution to consider a Joint Electorate Action at a meeting of P&O Princess shareholders, (i) the number of votes Cast in favour of the Equivalent Resolution of Royal Caribbean at the Parallel Shareholder Meeting of Royal Caribbean shareholders divided by the Equalisation Fraction in effect at the time such meeting of P&O Princess shareholders is held rounded up to the nearest whole number; (ii) the number of votes Cast against the Equivalent Resolution of Royal Caribbean at the Parallel Shareholder Meeting of Royal Caribbean shareholders divided by the Equalisation Fraction in effect at the time such meeting of P&O Princess shareholders is held, rounded up to the nearest whole number; and (iii) the number of votes Cast as formal abstentions in relation to the Equivalent Resolution of Royal Caribbean at the Parallel Shareholder Meeting of Royal Caribbean shareholders divided by the Equalisation Fraction in effect at the time such meeting of P&O Princess shareholders is held, rounded up to the nearest whole number;

ROYAL CARIBBEAN SVC CONSTITUTION means the Memorandum and Articles of Association of Royal Caribbean SVC;

SEC means the United States Securities and Exchange Commission;

SUBSIDIARY means with respect to P&O Princess or Royal Caribbean, any entity, whether incorporated or unincorporated, in which P&O Princess or Royal Caribbean owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which P&O Princess or Royal Caribbean otherwise has the power to direct;

SVCS means the P&O Princess SVC and the Royal Caribbean SVC;

UKLA means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000.

1.2      INTERPRETATION

The headings herein are for convenience of reference only and do not constitute part of this Deed and shall not be deemed to limit or otherwise affect any of the provisions hereof. The following rules of interpretation apply unless the context requires otherwise.

(a)      The singular includes the plural and conversely.

(b)      A gender includes all genders.

(c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person includes a body corporate, an unincorporated body or other entity.

(e) A reference to a clause is to a clause of this Deed unless otherwise indicated.

(f) A reference to any party to this Deed or any other agreement or document includes the party's successors and permitted assigns.

(g) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Deed.

(h) A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued thereunder.

(i) A reference to $ is to US dollars and a reference to L is to pounds sterling.

(j) A reference to CONDUCT includes any omission and any statement or undertaking, whether or not in writing.

(k) A reference to WRITING includes a facsimile transmission and any other means of reproducing words in a tangible and permanently visible form.

(l) Whenever the words INCLUDE, INCLUDES or INCLUDING are used in this Deed, they shall be deemed to be followed by the words WITHOUT LIMITATION;

(m) A reference to a body, other than a party to this Deed (including, an institute, association, authority or Governmental Agency), whether statutory or not:

         (i)      which ceases to exist; or

         (ii)     whose powers or functions are transferred to another body,

         is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(n) All references to TIME are to local time in the place where the relevant obligation is to be performed (or right exercised).

1.3      BUSINESS DAY

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day preceding such day.

2. NOTIFICATION OF VOTES CAST ON JOINT ELECTORATE ACTIONS AT A PARALLEL SHAREHOLDER MEETING AND CALCULATION OF SPECIFIED NUMBER

2.1      NOTIFICATION BY ROYAL CARIBBEAN

Royal Caribbean agrees with P&O Princess SVC and P&O Princess that, in relation to each meeting of Royal Caribbean shareholders at which any resolution relating to a Joint Electorate Action is to be considered, Royal Caribbean shall, as soon as possible after the Royal Caribbean shareholders (other than the Royal Caribbean SVC) entitled to vote on any such resolution Cast those votes at such shareholder meeting, deliver to P&O Princess SVC and P&O Princess in writing in accordance with clause 17.4 a report of the inspectors of election for such shareholder meeting setting forth the details in (a) below and a statement by a duly authorised officer of Royal Caribbean setting forth the details in (b) below:

(a) how the votes were Cast (including the number of votes Cast) at the meeting of Royal Caribbean shareholders in relation to each such Equivalent Resolution; and

(b) its calculation of the Royal Caribbean Specified Numbers applicable to the P&O Princess Special Voting Share for each Equivalent Resolution for a Joint Electorate Action and of the way in which P&O Princess SVC is required to vote the Royal Caribbean Specified Numbers attaching to the P&O Princess Special Voting Share in relation to each such Equivalent Resolution at the Parallel Shareholder Meeting of P&O Princess in accordance with this Deed and the P&O Princess Articles.

2.2      NOTIFICATION BY P&O PRINCESS

P&O Princess agrees with Royal Caribbean SVC and Royal Caribbean that, in relation to each meeting of P&O Princess shareholders at which any resolution relating to a Joint Electorate Action is to be considered, P&O Princess shall, as soon as possible after the P&O Princess shareholders (other than the P&O Princess SVC) entitled to vote on any such resolution Cast those votes at such shareholder meeting, deliver to Royal Caribbean SVC and Royal Caribbean in writing in accordance with clause 17.4 a report of the inspectors of election for such shareholder meeting setting forth the details in (a) below and a statement by a duly authorised officer of P&O Princess setting forth the details in (b) below:

(a) how the votes were Cast (including the number of votes Cast) at the meeting of P&O Princess shareholders in relation to each such Equivalent Resolution; and

(b) its calculation of the P&O Princess Specified Numbers applicable to the Royal Caribbean Special Voting Share for each Equivalent Resolution for a Joint

         Electorate Action and of the way in which Royal Caribbean SVC is required to vote the P&O Princess Specified Numbers attaching to the Royal Caribbean Special Voting Share in relation to each such Equivalent Resolution at the Parallel Shareholder Meeting of Royal Caribbean in accordance with this Deed and the Royal Caribbean Constitution.

3.       NOTIFICATION OF OUTCOME ON VOTE ON CLASS RIGHTS ACTIONS

3.1      NOTIFICATION BY ROYAL CARIBBEAN

Royal Caribbean agrees with P&O Princess and P&O Princess SVC that, in relation to each meeting of Royal Caribbean shareholders at which any resolution or resolutions relating to a Class Rights Action is to be considered, Royal Caribbean shall, as soon as possible after the Royal Caribbean shareholders (other than Royal Caribbean SVC) entitled to vote on any such resolution Cast those votes at such shareholder meeting, deliver to P&O Princess SVC and P&O Princess in writing and in accordance with clause 17.4: (a) a report of the inspectors of election for such shareholder meeting setting forth how the votes were Cast (including the number of votes Cast) at the meeting of Royal Caribbean shareholders in relation to each such Equivalent Resolution; and (b) a statement by a duly authorised officer of Royal Caribbean setting forth whether or not each such Equivalent Resolution or resolutions was approved by the requisite majority pursuant to the Royal Caribbean Constitution and/or Applicable Regulations.

3.2      NOTIFICATION BY P&O PRINCESS

P&O Princess agrees with Royal Caribbean and Royal Caribbean SVC that, in relation to each meeting of P&O Princess shareholders at which any resolution or resolutions relating to a Class Rights Action is to be considered, P&O Princess shall, as soon as possible after the P&O Princess shareholders (other than P&O Princess SVC) entitled to vote on any such resolution Cast those votes at such shareholder meeting, deliver to Royal Caribbean SVC and Royal Caribbean in writing and in accordance with clause 17.4: (a) a report of the inspectors of election for such shareholder meeting setting forth how the votes were Cast (including the number of votes Cast) at the meeting of P&O Princess shareholders in relation to each such Equivalent Resolution; and (b) a statement by a duly authorised officer of P&O Princess setting forth whether or not the Equivalent Resolution or resolutions were approved by the requisite majority pursuant to the P&O Princess Articles and/or Applicable Regulations.

4.       ATTENDANCE AT MEETINGS AND VOTING

4.1      ATTENDANCE AT MEETINGS

(a) Royal Caribbean SVC agrees with P&O Princess that, at every meeting of Royal Caribbean shareholders at which any resolution relating to a Joint Electorate Action or a Class Rights Action is to be considered, Royal Caribbean SVC shall be present by its duly appointed corporate representative or by proxy or proxies. Royal Caribbean agrees to notify Royal Caribbean SVC in writing and in accordance with clause 17.4 at the time it sends notice to its shareholders of a shareholder meeting whether any resolution to be proposed at such meeting is a Joint Electorate Action or a Class Rights Action and Royal Caribbean SVC shall be entitled to rely on any such notice for the purposes of this Deed. Royal Caribbean also agrees to notify Royal Caribbean SVC in advance and in writing in accordance with clause 17.4 of the time and place at which an adjourned or postponed meeting will be held and whether any resolution to be proposed at such meeting is a Joint Electorate Action or a Class Rights Action and Royal Caribbean SVC shall be entitled to rely on any such notice for the purpose of this Deed.

(b) P&O Princess SVC agrees with Royal Caribbean that, at every meeting of P&O Princess at which any resolution relating to a Joint Electorate Action or a Class Rights Action is to be considered, P&O Princess SVC shall be present by its duly appointed corporate representative or by proxy or proxies. P&O Princess agrees to notify P&O Princess SVC in writing and in accordance with clause 17.4 at the time it sends notice to its shareholders of a shareholder meeting whether any resolution to be proposed at such meeting is a Joint Electorate Action or a Class Rights Action and P&O Princess SVC shall be entitled to rely on any such notice for the purposes of this Deed. P&O Princess also agrees to notify P&O Princess SVC in advance and in writing in accordance with clause 17.4 of the time and place at which an adjourned or postponed meeting will be held and whether any resolution to be proposed at such meeting is a Joint Electorate Action or a Class Rights Action and Royal Caribbean SVC shall be entitled to rely on any such notice for the purpose of this Deed.

4.2      VOTE IN ACCORDANCE WITH CONSTITUTION

(a) Royal Caribbean SVC agrees with Royal Caribbean and P&O Princess that it shall vote the Royal Caribbean Special Voting Share in accordance with the requirements of the Royal Caribbean Constitution and this Deed.

(b) P&O Princess SVC agrees with Royal Caribbean and P&O Princess that it shall vote the P&O Princess Special Voting Share in accordance with the requirements of the P&O Princess Articles and this Deed.

4.3      VOTE ON JOINT ELECTORATE ACTION

(a) Royal Caribbean SVC agrees with Royal Caribbean and P&O Princess that on any resolution that relates to a Joint Electorate Action it will exercise the voting rights attached to the Royal Caribbean Special Voting Share in accordance with the reports and the statement delivered under clause 2.2.

(b) P&O Princess SVC agrees with Royal Caribbean and P&O Princess that on any resolution that relates to a Joint Electorate Action it will exercise the voting rights attached to the P&O Princess Special Voting Share in accordance with the reports and the statement delivered under clause 2.1.

4.4      VOTE ON CLASS RIGHTS ACTION

(a) Royal Caribbean SVC agrees with Royal Caribbean and P&O Princess that where it has been notified by P&O Princess in accordance with clause
         3.2 that a Class Rights Action has (pursuant to the P&O Princess Articles and/or Applicable Regulations) not been approved by the requisite majority of votes at a P&O Princess meeting of shareholders, it will exercise all the votes then attaching to the Royal Caribbean Special Voting Share against the Equivalent Resolution to approve the Class Rights Action at the Royal Caribbean Parallel Shareholder Meeting.

(b) P&O Princess SVC agrees with Royal Caribbean and P&O Princess that where it has been notified by Royal Caribbean in accordance with clause
         3.1 that a Class Rights Action has (pursuant to the Royal Caribbean Constitution and/or Applicable Regulations) not been approved by the requisite majority of votes at a Royal Caribbean meeting of shareholders, it will exercise all the votes then attaching to the P&O Princess Special Voting Share against the Equivalent Resolution to approve the Class Rights Action at the P&O Princess Parallel Shareholder Meeting.

4.5      AMENDMENTS TO RESOLUTIONS

(a) Royal Caribbean SVC is entitled to rely on a certificate from a duly authorised officer of Royal Caribbean and a duly authorised officer of P&O Princess that for all purposes of this Deed an amendment to a resolution to approve a Joint Electorate Action is made in accordance with the Royal Caribbean Constitution and Applicable Regulations and that the resolution as amended is the Equivalent Resolution to the resolution considered at the Parallel Shareholder Meeting of P&O Princess. Such certificate shall be given in accordance with clause 17.4.

(b) P&O Princess SVC is entitled to rely on a certificate from a duly authorised officer of P&O Princess and a duly authorised officer of Royal Caribbean that for all purposes of this Deed an amendment to a resolution to approve a Joint Electorate Action is made in accordance with the P&O Princess Articles and Applicable Regulations and that the resolution as amended is the Equivalent Resolution to the resolution considered at the Parallel Shareholder Meeting of Royal Caribbean. Such certificate shall be given in accordance with clause 17.4.

4.6      NO DISCRETION AS TO VOTING

Each of the SVCs agrees with Royal Caribbean and P&O Princess that it has no discretion as to how to vote the P&O Princess Special Voting Share and/or the Royal Caribbean Special Voting Share (as applicable) and that it shall only vote those shares in accordance with this Deed and in accordance with the P&O Princess Articles and/or the Royal Caribbean Constitution.

4.7      PROCEDURAL AND TECHNICAL RESOLUTIONS

Either SVC will be entitled to rely on a certificate given to it in writing (in accordance will clause 17.4) by the Chairman of the relevant shareholders meeting that a resolution is a procedural or technical resolution (in accordance with the P&O Princess Articles or the Royal Caribbean Constitution (as applicable)) and the Royal Caribbean Special Voting Share or the P&O Princess Special Voting Share (as applicable) will not have any votes in respect of such resolution. If a resolution is proposed for the first time during a meeting of shareholders of either P&O Princess or Royal Caribbean (whereby "proposed for the first time" means it was not set out in the notice of the relevant shareholders' meeting) and is determined by the Chairman of the relevant shareholders meeting (in accordance with the P&O Princess Articles or the Royal Caribbean Constitution (as applicable)) not to be a resolution of a procedural or technical nature then, if such resolution is to be voted on by shareholders, it will be voted on in the same way as any other other Joint Electorate Action or Class Rights Action (as applicable) (and, for the avoidance of doubt, proper notice of such resolution will first be given to shareholders, including to the
SVCs).

5.       DEALINGS

5.1      P&O PRINCESS SVC

Subject to clause 16.3, P&O Princess SVC agrees with Royal Caribbean and P&O Princess that it shall not Deal with the P&O Princess Special Voting Share or any interest in (or right attaching to) such share without the prior written consent of both Royal Caribbean and P&O Princess, such consent to be in the absolute discretion of Royal Caribbean and P&O Princess. No transfer of the P&O Princess Special Voting Share shall be effective unless and until the transferee of such share, as consented to by Royal Caribbean and P&O Princess, has agreed to be bound by this Deed or entered into a deed on equivalent terms. Any Dealing by the P&O Princess SVC in violation of this clause 5.1 shall be null and void.

5.2      ROYAL CARIBBEAN SVC

Subject to clause 16.2, Royal Caribbean SVC agrees with P&O Princess and Royal Caribbean that it shall not Deal with the Royal Caribbean Special Voting Share or any interest in (or right attaching to) such share without the prior written consent of both Royal Caribbean and P&O Princess, such consent to be in the absolute discretion of Royal Caribbean and P&O Princess. No transfer of the Royal Caribbean Special Voting Share shall be effective unless and until the transferee of such share, as consented to by Royal Caribbean and P&O Princess, has agreed to be bound by this Deed or entered into a deed on equivalent terms. Any Dealing by the Royal Caribbean SVC in violation of this clause 5.2 shall be null and void.

6.       OBLIGATIONS SUBJECT TO APPLICABLE REGULATIONS

The obligations of the parties under this Deed will be subject to any Applicable Regulations. The parties will use their best endeavours to remedy a situation where Applicable Regulations prevent any party from performing its obligations hereunder.

7.       DEFAULT BY ROYAL CARIBBEAN OR P&O PRINCESS

If at any time Royal Caribbean or P&O Princess defaults in the performance or observance of any obligation or other provision binding on it under or pursuant to this Deed and owed to Royal Caribbean SVC or P&O Princess SVC, respectively, Royal Caribbean SVC or P&O Princess SVC, as the case may be, shall take such actions or institute such proceedings as it may reasonably consider to be appropriate in relation to any such default and shall not be obliged to give notice of its intention to do so.

8.       SUPPLY OF INFORMATION; CONFIDENTIALITY

8.1      SUPPLY OF INFORMATION

So long as Royal Caribbean SVC is registered as the holder of the Royal Caribbean Special Voting Share and P&O Princess SVC is registered as the holder of the P&O Princess Special Voting Share, Royal Caribbean and P&O Princess shall each give to P&O Princess SVC and Royal Caribbean SVC, as the case may be, or any person approved by Royal Caribbean or P&O Princess and appointed in writing by Royal Caribbean SVC or P&O Princess SVC, as the case may be, such information as Royal Caribbean SVC or P&O Princess SVC, as the case may be, or such appointed person shall reasonably require (other than information which is of a price-sensitive nature and not generally available) for the purpose of the discharge of the powers, duties and discretions vested in Royal Caribbean SVC or P&O Princess SVC, as the case may be, under this Deed. All information provided by P&O Princess and Royal Caribbean under this clause 8.1 shall (if requested by Royal Caribbean SVC or P&O Princess SVC) be in writing and in accordance with clause 17.4 and contained in a certificate of a duly authorised officer of P&O Princess or a duly authorised officer of Royal Caribbean.

8.2      CONFIDENTIALITY

Each of Royal Caribbean SVC and P&O Princess SVC shall not, and will use its respective best endeavours to ensure that any person appointed in writing by it in accordance with clause 8.1 shall not divulge any information given to it pursuant to clauses 2, 3, 4.5 and 8.1 which is confidential or proprietary to the party which gave it the information, in each case, unless prior written approval is given by the party which gave the information or unless required by Applicable Regulations. If disclosure of any such information is required by Applicable Regulations, the Royal Caribbean SVC and/or the P&O Princess SVC (as relevant) will, to the extent practicable, first consult with P&O Princess and Royal Caribbean as to the form, content and timing of such disclosure.

9.       REMUNERATION AND EXPENSES OF SVCS

9.1      FEES AND EXPENSES

Royal Caribbean shall pay or ensure that payment is made to P&O Princess SVC or as it shall otherwise direct, and P&O Princess shall pay or ensure that payment is made to Royal Caribbean SVC or as it shall otherwise direct, such fees and expenses as may be agreed from time to time between Royal Caribbean, P&O Princess and the SVCs for the performance by the SVCs of their obligations pursuant to this Deed.

9.2      PERIOD OF REMUNERATION

The remuneration referred to in clause 9.1 shall continue to be payable

         (i) by Royal Caribbean until the later of: (a) P&O Princess SVC ceasing to be registered as the holder of the P&O Princess Special Voting Share and (b) the termination of this Deed in accordance with clause 16; and

         (ii) by P&O Princess until the later of (a) Royal Caribbean SVC ceasing to be registered as the holder of the Royal Caribbean Special Voting Share and (b) the termination of this Deed in accordance with clause 16.

9.3      EXCEPTIONAL DUTIES

In the event either SVC finds it is necessary or otherwise required to undertake any duties which would not have been reasonably contemplated in relation to the performance of its obligations and the exercise of the powers, authorities and discretions vested in it under this Deed, Royal Caribbean shall pay to P&O Princess SVC or as it shall otherwise direct and P&O Princess shall pay to Royal Caribbean SVC or as it shall otherwise direct such special remuneration in addition to that referred to in clause 9.1 as shall be mutually agreed.

9.4      VAT AND SIMILAR TAXES

The remuneration referred to in clause 9.1 and any additional special remuneration payable under clause 9.3 shall be exclusive of any value added tax, sales tax, use tax or any similar transaction tax which shall be added at the rate applicable in the circumstances and paid by P&O Princess and/or Royal Caribbean, as the case may be.

9.5      EXPENSES

Royal Caribbean and P&O Princess shall pay all travelling and other costs, charges and expenses including legal costs and other professional fees (including, where applicable, value added tax or any similar tax) which each of the SVCs may properly incur in relation to the performance of its obligations and the exercise of the powers, authorities and discretions vested in it under this Deed and/or any costs and expenses incurred in connection with the valid termination of this Deed and the resulting transfer in accordance with clause
16.2 or 16.3 of the Royal Caribbean Special Voting Share or the P&O Princess Special Voting Share, as the case may be or with the transfer of the P&O Princess Special Voting Share or the Royal Caribbean Special Voting Share under clause 16.4.

10.      POWER OF SVCS

10.1     ACT ON ADVICE

Each of the SVCs may in the proper performance of its obligations and the exercise of the powers, authorities and discretion vested in it under this Deed act on the opinion or advice of or information obtained from any lawyer, banker, valuer, accountant, transfer agent, the share registrar or inspector of election at such time of Royal Caribbean or P&O Princess or other expert, whether obtained by Royal Caribbean or P&O Princess or by the SVCs or otherwise, and in such case, provided that the SVC shall have acted reasonably in its choice of any such person, the SVC shall not be responsible for any losses, liabilities, costs, claims, actions, damages, expenses or demands which it may incur or which may be made against it in connection with or occasioned by so acting. Any such opinion, advice or information may be sought or obtained by electronic mail, letter, facsimile or other means of written communication. The SVCs shall not be liable for acting on any opinion, advice or information or for acting on, implementing and giving effect to any decision, determination or adjustment purporting to be conveyed by any such written communication reasonably appearing on its face to be authentic even though it contains an error or is not authentic.

10.2     POWERS OF SVCS

Each of the SVCs shall have all requisite powers, authorities and discretions as shall be necessary or appropriate to enable it to take all and any such actions as are contemplated by the provisions of this Deed and the relevant provisions of the Royal Caribbean Constitution and the P&O Princess Articles.

10.3     ACT ON RESOLUTION

Royal Caribbean SVC and P&O Princess SVC shall not be responsible, respectively, for having acted upon or having implemented or given effect to any resolution purporting to have been passed:

(a) as a resolution of Royal Caribbean at any meeting of Royal Caribbean shareholders; or

(b) as a resolution of P&O Princess at any meeting of P&O Princess shareholders,

minutes for which have been made and signed (or in respect of which it has been informed in accordance with this Deed by any director of Royal Caribbean or P&O Princess or the secretary of Royal Caribbean or P&O Princess or other duly authorised person that the resolution has been passed) even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the holders of the relevant shares or (as the case may be) was not in accordance with this Deed.

10.4     VALIDITY OF NOTICES

The SVCs shall be at liberty to accept a notice given under clause 17.4 signed or purporting to be signed by any director of Royal Caribbean or P&O Princess or the secretary of Royal Caribbean or P&O Princess or any other duly authorised officer or person, as appropriate, and shall be at liberty to accept such certificate or notice in order to satisfy any factor or matter upon which Royal Caribbean SVC or P&O Princess SVC may in the performance of any of its obligations and the exercise of any of the powers, authorities and discretions under this Deed (including a notification, report, statement or certificate referred to in clauses 2.1, 2.2, 3.1, 3.2, 4.1, 4.3, 4.4 or 4.5) or a statement to the effect that in the opinion of the persons so certifying any particular dealing, transaction, step or thing is expedient. The SVCs shall not be in any way bound to call for further evidence nor to verify the accuracy of the contents of such certificate, report, statement or notice nor to be responsible for any losses, liabilities, costs, damages, actions, demands or expenses or for any breach of any of the provisions of this Deed that may be occasioned by accepting or acting or relying on any such certificate, report, statement or notice.

10.5     ASSUMPTION OF NO BREACH

The SVCs shall not be bound to take any steps to ascertain whether any breach of any of the provisions of this Deed has occurred and, until it has actual knowledge to the contrary, the SVC shall be entitled to assume that no such breach has occurred.

10.6     DISCRETIONS

Save as otherwise expressly provided in this Deed (including for the avoidance of doubt in clauses 4, 5 and 16), each SVC shall, as regards all powers, authorities and discretions vested in it under this Deed, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and, provided it shall have acted honestly and reasonably, it shall be in no way responsible for any losses, costs, damages, expenses, liabilities, actions, demands or inconveniences that may result from the exercise or non-exercise thereof.

11.      INDEMNITIES

11.1     INDEMNITY BY ROYAL CARIBBEAN

Subject to clause 11.3, Royal Caribbean agrees with P&O Princess SVC to indemnify it, its directors, officers, employees, controlling persons and every attorney, manager, agent, delegate or other person appointed by it under this Deed against all liabilities and expenses properly incurred by it or such persons in the performance or purported performance of its obligations under this Deed and of any powers, authorities or discretions vested in it or such persons pursuant to this Deed and against all actions, proceedings, costs, claims, damages, expenses and demands in respect of any matter or thing done or omitted in any way relating to this Deed, including the institution by P&O Princess SVC of any proceedings pursuant to clause 7 in respect of any default by Royal Caribbean or P&O Princess.

11.2     INDEMNITY BY P&O PRINCESS

Subject to clause 11.3, P&O Princess agrees with Royal Caribbean SVC to indemnify it, its directors, officers, employees, controlling persons and every attorney, manager, agent, delegate or other person appointed by it under this Deed against all liabilities and expenses properly incurred by it or such persons in the performance or purported performance of its obligations under this Deed and of any powers, authorities or discretions vested in it or such persons pursuant to this Deed and against all actions, proceedings, costs, claims, damages, expenses and demands in respect of any matter or thing done or omitted in any way relating to this Deed, including the institution by Royal Caribbean SVC of any proceedings pursuant to clause 7 in respect of any default by Royal Caribbean or P&O Princess.

11.3     LIMITATION TO INDEMNITIES

Nothing contained in this Deed shall, in any circumstance in which either SVC or, as the case may be, any attorney, manager, agent, delegate or other person appointed by either SVC under this Deed (collectively INDEMNIFIED PARTIES) has been guilty of fraud or negligence in the performance of any of its duties under this Deed or has wilfully defaulted in its obligations, or has wilfully breached its obligations, under this Deed, exempt such Indemnified Party or Parties from, or indemnify such Indemnified Party or Parties against, any liability for breach of contract or any liability which by virtue of any rule of law would otherwise attach to such Indemnified Party or Parties in respect of any fraud, negligence or wilful default of which such Indemnified Party or Parties may be guilty in relation to their duties under this Deed.

12.      SVCS' ACTIVITIES

For as long as Royal Caribbean SVC shall be registered as the holder of the Royal Caribbean Special Voting Share and P&O Princess SVC shall be registered as the holder of the P&O Princess Special Voting Share, the SVCs and Law Debenture agree that the only activities carried out by the SVCs (unless both Royal Caribbean and P&O Princess otherwise expressly agree in writing) shall be such activities as are necessary or expedient in order for each SVC to perform its obligations and exercise its powers, authorities and discretions pursuant to this Deed, the Royal Caribbean Constitution and the P&O Princess Articles, as the case may be, and enforce the performance by each of Royal Caribbean and P&O Princess of its obligations under them.

13.      MEMBERS AND DIRECTORS OF SVCS

13.1     MEMBERS OF SVCS

For as long as Royal Caribbean SVC shall be registered as the holder of the Royal Caribbean Special Voting Share and P&O Princess SVC shall be the registered holder of the P&O Princess Special Voting Share, Law Debenture, Royal Caribbean and P&O Princess agree that the SVCs will have only one member, being Law Debenture, and that Royal Caribbean SVC shall maintain its status as a limited liability company under the laws of England and Wales and P&O Princess SVC shall maintain its status as a limited liability company under the laws of England and Wales.

13.2     DIRECTORS OF SVCS

For as long as Royal Caribbean SVC shall be registered as the holder of the Royal Caribbean Special Voting Share and P&O Princess SVC shall be the registered holder of the P&O Princess Special Voting Share, the board of directors of each of the SVCs shall comprise such persons as are appointed or approved by Law Debenture. Law Debenture shall not appoint any person as a director of the SVCs who is an employee or director of either the Royal Caribbean Group or the P&O Princess Group.

14.      AMENDMENTS TO THIS DEED

The SVCs and Law Debenture shall at any time concur with P&O Princess and Royal Caribbean in making any modifications to the provisions of this Deed which:

(a) are formal or technical amendments and which Royal Caribbean and P&O Princess notify are not materially prejudicial to the interests of either Royal Caribbean or P&O Princess shareholders;

(b) are necessary to correct manifest errors in this Deed or inconsistencies between provisions of this Deed or between provisions of this Deed and the Equalisation Agreement; or

(c)      have previously been approved as a Class Rights Action,

provided in each case that if such modification affects (including increasing or reducing respectively) the obligations or rights of the SVCs and/or Law Debenture under this Deed or any provision affecting the performance by Royal Caribbean SVC, P&O Princess SVC and/or Law Debenture of its obligations under this Deed, such modification shall require the consent of the SVCs and/or Law Debenture, such consent not to unreasonably withheld or delayed.

15.      DAMAGES NOT ADEQUATE REMEDY

Each of the SVCs, Royal Caribbean, P&O Princess and Law Debenture hereby acknowledge and agree with each other that damages would not be an adequate remedy for the breach of any provision of this Deed and, accordingly, each shall be entitled to the remedies of injunction, specific performance and other equitable remedies for any such threatened or actual breach.

16.      TERMINATION

16.1     AUTOMATIC TERMINATION

This Deed shall automatically terminate:

(a) upon termination of the Equalisation Agreement in accordance with its terms; or

(b) if a resolution to terminate this Deed is approved by the shareholders of Royal Caribbean and P&O Princess as a Class Rights Action,

provided that clauses 8.2, 9, 11, 16.1, 16.2 , 16.3 and 16.4 shall continue and bind the parties for so long as may be necessary to give full effect to the rights and obligations arising under them and provided that clauses 8.1 and 10.4 shall continue and bind the parties for so long as Royal Caribbean SVC is registered as the holder of the Royal Caribbean Special Voting Share or P&O Princess SVC is registered as the holder of the P&O Princess Special Voting Share.

16.2     TRANSFER OF ROYAL CARIBBEAN SPECIAL VOTING SHARE

Upon termination of this Deed in accordance with clause 16.1, Royal Caribbean SVC shall promptly, upon being requested to do so, transfer the Royal Caribbean Special Voting Share to such person as the Board of Royal Caribbean directs it to in writing. Pending notification, Royal Caribbean SVC shall have no obligation whatsoever in respect of the Royal Caribbean Special Voting Share or under this Deed except that Royal Caribbean SVC must not Deal with the Royal Caribbean Special Voting Share or any interest in, or right attaching to, that share other than in accordance with such notification, which is to be given within 6 months after the date of termination of this Deed and must be given in writing in accordance with clause 17.4.

16.3     TRANSFER OF P&O PRINCESS SPECIAL VOTING SHARE

Upon termination of this Deed in accordance with clause 16.1, P&O Princess SVC shall promptly, upon being requested to do so, transfer the P&O Princess Special Voting Share to such person as is notified by the Board of P&O Princess. Pending notification, P&O Princess SVC shall have no obligation whatsoever in respect of the P&O Princess Special Voting Share or under this Deed except that P&O Princess SVC must not Deal with the P&O Princess Special Voting Share or any interest in, or right attaching to, that share other than in accordance with such notification, which is to be given within 6 months after the date of termination of this Deed and must be given in writing in accordance with clause 17.4.

16.4     REPLACEMENT OF LAW DEBENTURE

If given notice under clause 17.4 to do so by a duly authorised officer of P&O Princess and by a duly authorised officer of Royal Caribbean, P&O Princess SVC shall within two months of receipt of such notice transfer the P&O Princess Special Voting Share to such person as is notified to it in the aforementioned notice (FIRST NOVATED PERSON) and Royal Caribbean SVC shall within two months of receipt of such notice transfer the Royal Caribbean Special Voting Share to such person as notified to in the aforementioned notice (SECOND NOVATED PERSON). The P&O Princess SVC agrees to novate its rights and obligations under this Deed to the First Novated Person, Royal Caribbean SVC agrees to novate its rights and obligations under this Deed to the Second Novated Person and Law Debenture agrees to novate its rights and obligations under this Deed to such person as notified in the aforementioned notice (NEW SVC OWNER). The provisions of this clause 16.4 shall apply, mutatis mutandis, to any subsequent notification by a duly authorised officer of P&O Princess and by a duly authorised officer of Royal Caribbean to replace the First

Novated Person, the Second Novated Person, and the New SVC Owner. Following any such transfer, references in the Deed to the P&O Princess SVC shall instead be to the First Novated Person, references in this Deed to the Royal Caribbean SVC shall be to the Second Novated Person and references in this Deed to Law Debenture shall be to the New SVC Owner.

17.      GENERAL

17.1     NO ASSIGNMENT

This Deed shall not be assignable by operation of law or otherwise, and any purported assignment (whether in whole or in part) in violation of this provision shall be void.

17.2     NO PARTNERSHIP OR AGENCY

This Deed is not intended to alter the status of the parties as separate, independent entities, to create a partnership, joint venture or agency relationship between the parties or their respective Subsidiaries or shareholders, or to give any party (or its respective Subsidiaries or shareholders) any legal or beneficial ownership interest in the assets or income of the other parties, and they shall not be construed as having that effect.

17.3     REGULATORY

All parties to this Deed will co-operate with each other from time to time to ensure that all information necessary or desirable for the making of (or responding to any requests for further information with respect to) any notifications or filings made in respect of this Deed, or the transactions contemplated by this Deed, is supplied to the party dealing with such notification and filings and that they are properly, accurately and promptly made.

17.4     NOTICES

Any notice, certificate, report or statement given under this Deed:

(a) must be in writing addressed to the intended recipient at the address shown below:

         ROYAL CARIBBEAN CRUISES LTD.
         1050 Caribbean Way
         Miami, Florida 33132
         USA

         Attention:        Chairman and Chief Executive Officer
         Fax:              (001) 305 372 0441

         with copies to

         Royal Caribbean Cruises Ltd.
         1050 Caribbean Way

         Miami, Florida 33132
         USA

         Attention:        General Counsel
         Fax:              (001) 305 539 0562



         ROYAL CARIBBEAN SVC LIMITED
         Fifth floor
         100 Wood Street
         London EC2V 7EX

         Attention:        The Company Secretary (Ref:IB/ST)

         Fax:              (+44) 20 7696 5243/7606 0643



         P&O PRINCESS CRUISES PLC
         1050 Caribbean Way
         Miami, Florida 33132
         USA

         Attention:        Chairman and Chief Executive Officer
         Fax:              (001) 305 372 0441

         with copies to

         P&O Princess Cruises plc
         77 New Oxford Street
         London, WC7A 1PP
         UK

         Attention:        General Counsel
         Fax:              (+44) 20 7805 1240



         P&O PRINCESS SVC LIMITED
         Fifth floor
         100 Wood Street
         London EC2V 7EX

         Attention:        The Company Secretary (Ref:IB/ST)

         Fax:              (+44) 20 7696 5243/7606 0643



         THE LAW DEBENTURE TRUST CORPORATION P.L.C.

         Fifth Floor
         100 Wood Street
         London, EC2V 7EX
         UK

         Attention:        The Company Secretary (Ref IB/ST)
         Fax:              (+44) 20 7696 5243 / 7606 0643

         Or to such other persons or addresses as may be designated in writing by any party pursuant to this clause 17.4.

(b)      must be signed by a person duly authorised by the sender,

(c) Notices, certificates, reports and statements given under this Deed shall be in writing and shall be deemed given (i) when sent if sent by facsimile and promptly confirmed by telephone confirmation thereof; or
         (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via a national courier service, and in each case, addressed to such person or persons in accordance with this clause 17.4.

17.5     SEVERABILITY

If any provision of this Deed is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Deed but without invalidating any of the remaining provisions of this Deed. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

17.6     WAIVERS

(a) Waiver of any right arising from a breach of this Deed or of any right, power, authority, discretion or remedy arising upon default under this Deed must be in writing and signed by the party granting the waiver.

(b)      A failure or delay in exercise, or partial exercise, of

         (i)      a right arising from a breach of this Deed; or

         (ii) a right, power, authority, discretion or remedy created or arising upon default under this Deed,

         does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this Deed or on a default under this Deed as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e)      This clause may not itself be waived except by writing.

(f) No waiver by a party of a failure or failures by the other party to perform any provision of this Deed shall operate or be construed as a waiver in respect of any other or further failure whether of alike or different character.

17.7     VARIATION

A variation of any term of this Deed must be in writing and signed by all parties to this Deed.

17.8     FURTHER ASSURANCES

Each party shall take all steps, execute all documents and do everything reasonably required by the other parties to give effect to any of the transactions contemplated by this Deed.

17.9     COUNTERPARTS

This Deed may be executed in any number of counterparts. All counterparts taken together will be taken to constitute one and the same instrument.

17.10    THIRD PARTIES RIGHTS

A person who is not a party to this Deed shall have no right under the UK Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

17.11    GOVERNING LAW AND JURISDICTION

(a) This Deed and the relationship between the parties shall be governed by, and interpreted in accordance with, English law.

(b) All of the parties agree that the courts of England are to have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Deed or otherwise arising in connection with this Deed, and for such purposes irrevocably submit to the jurisdiction of the English courts.

(c) The parties irrevocably waive any objections to the jurisdiction of any court referred to in this clause 17.11.

(d) The parties irrevocably consent to service of process or any other documents in connection with proceedings in any court by facsimile transmission, personal service, delivery at any address specified in this Deed or any other usual address, mail or in any other manner permitted by English law, the law of the place of service or the law of the jurisdiction where proceedings are instituted.

DULY delivered as a DEED on the date inserted above

EXECUTED as a DEED by                                )
ROYAL CARIBBEAN CRUISES LTD.                         )
by a duly authorised officer                         )



---------------------------------------
Signature


---------------------------------------
Print name


---------------------------------------
Office held

EXECUTED as a DEED by                                )
ROYAL CARIBBEAN SVC LIMITED                          )
acting by two Directors/a Director and               )
Secretary



EXECUTED as a DEED by                                )
P&O PRINCESS CRUISES PLC                             )
acting by two Directors/a Director and               )
Secretary                                            )



EXECUTED as a DEED by                                )
P&O PRINCESS SVC LIMITED                             )
acting by two Directors/a Director and               )
Secretary                                            )



EXECUTED as a DEED by                                )
THE LAW DEBENTURE TRUST                              )
CORPORATION P.L.C.                                   )
acting by two Directors/a Director and               )
Secretary                                            )